UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PUMA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74587V107

(CUSIP Number)

Alan H. Auerbach

10880 Wilshire Boulevard, Suite 2150

Los Angeles, CA 90024

Telephone: (424) 248-6500

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74587V107

1.	Name of Reporting Person: Alan H. Auerbach
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 7,258,211
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 7,258,211
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,258,211 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 17.6% (2)
14.	Type of Reporting Person: IN

(1)

Represents (a) 4,204,682 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), (b) 2,116,250 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person, (c) 935,299 shares of Common Stock issuable upon the exercise of vested stock options as of February 6, 2019 or that will become exercisable within 60 days of February 6, 2019, and (d) 1,980 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of February 6, 2019. For additional information regarding the shares of Common Stock beneficially owned by the Reporting Person, see Item 3 below.

(2)	Based upon 38,134,994 shares of Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 5, 2018.

2

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2011 by Alan H. Auerbach, the President and Chief Executive Officer of Puma Biotechnology, Inc. (the “Issuer”), as amended by the Schedule 13D/A filed with the SEC on November 9, 2012 and the Schedule 13D/A filed with the SEC on April 28, 2015 (as amended, the “Schedule 13D”), and relates to the Issuer’s common stock, par value $0.0001 per share ( “Common Stock”). The Issuer’s principal executive office is located at 10880 Wilshire Boulevard, Suite 2150, Los Angeles, California 90024.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

935,299 shares of Common Stock reported as beneficially owned in this Schedule 13D represent shares that the Reporting Person has the right to acquire upon the exercise of vested stock options as of February 6, 2019 or that will become exercisable within 60 days of February 6, 2019.

1,980 shares of Common Stock reported as beneficially owned in this Schedule 13D represent shares that the Reporting Person has the right to acquire upon the vesting of restricted stock units within 60 days of February 6, 2019.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

(d) Subject to final approval by the District Court of the Central District of California, Southern Division (the “District Court”) and pursuant to a proposed Stipulation of Settlement preliminarily approved by District Court on November 5, 2018, the Issuer intends to add one independent director to its Board of Directors, bringing the total number of directors on the Board of Directors to seven.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

The information set forth or incorporated in Items 2, 3 and 4 above is incorporated herein by reference.

(a) The Reporting Person beneficially owns 7,258,211 shares of Common Stock, which represents approximately 17.6% of the outstanding shares of Common Stock. The percentage of shares owned by the Reporting Person is based upon 38,134,994 shares of Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed on November 5, 2018. Pursuant to Rule 13d-3(d) of the Act, the Reporting Person has included as beneficially owned and outstanding the (i) 2,116,250 shares of Common Stock issuable upon exercise of the warrant described in Item 3, (ii) 935,299 shares of Common Stock issuable upon the exercise of vested stock options as of February 6, 2019 or that will become exercisable within 60 days of February 6, 2019, described in Item 3, and (iii) 1,980 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of February 6, 2019, described in Item 3.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by the Reporting Person as described in paragraph (a) above.

(c) From December 8, 2018 through February 6, 2019, the Reporting Person disposed of an aggregate of 13,594 shares of Common Stock in a series of transactions at prices ranging from $20.67 to $27.80 per share in open market transactions on the Nasdaq Global Select Market. Each of these dispositions was made to cover the payment of taxes due in connection with the vesting of restricted stock units held by the Reporting Person. During this time period, the Issuer granted to the Reporting Person restricted stock units representing rights to acquire 39,215 shares of Common Stock issuable upon the vesting of restricted stock units described in footnote 2 below, and stock options covering 62,634 shares of Common Stock subject to vesting requirements described in footnote 3 below. The number of shares of Common Stock disposed of or acquired and the price per share are provided below.

Date	Acquired or Disposed Of	Number of Shares		Price per Share
January 3, 2019	Disposed of	4,424		$20.67
January 22, 2019	Disposed of	8,825		$24.74	(1)
February 4, 2019	Disposed of	345		$27.80
February 6, 2019	Acquired from Issuer	39,215	(2)	$0.00
February 6, 2019	Acquired from Issuer	62,634	(3)	0.00

(1)

Represents the weighted average price per share. The shares were sold in multiple transactions at prices ranging from $24.55 to $24.01, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(2)

Represents restricted stock units which vest (i) with respect to one-third (1/3rd) of the shares subject thereto on the first anniversary of the vesting commencement date of January 1, 2019 (“Vesting Commencement Date”), and (ii) with respect to an additional 1/6th of the shares subject thereto on each six-month anniversary of the Vesting Commencement Date thereafter, subject to the Reporting Person’s continued service with the Issuer through the applicable vesting date.

(3)

Represents stock options with an exercise price of $27.76 per share, that vests (i) with respect to one-third (1/3) of the shares underlying the option on the first anniversary of the Vesting Commencement Date and (ii) with respect to 1/36th of the shares underlying the option, on each monthly anniversary of the Vesting Commencement Date thereafter, subject to continued service with the Company.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held in the name of the Reporting Person and reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

/s/ Alan H. Auerbach
Alan H. Auerbach